Filed pursuant to Rule 424(b)(3)
Registration No. 333-168658

Prospectus Supplement No. 2
(to Prospectus dated August 31, 2010)

ANTs software, inc.

19,179,140 Shares of Common Stock

This prospectus supplement no. 2 supplements the prospectus dated August 31, 2010, of ANTs software, inc., which forms a part of our registration statement on Form S-1 (Registration No. 333-168658).

This prospectus supplement is being filed to update and supplement the information included or incorporated by reference in the prospectus with the information contained in our current report on Form 8-K, filed with the SEC on November 24, 2010 (the “Report”).  Accordingly, we have attached the Report to this prospectus supplement.

The prospectus relates to the sale of up to 19,179,140 shares of ANTs software inc. common stock, par value $0.0001 per share, by the entity named in the “Selling Security Holder” section of the prospectus, including shares of our common stock previously issued to the selling security holder pursuant to the terms of an agreement dated March 12, 2010, by and between the Company and the selling security holder, and as amended on July 15, 2010 (collectively, the “Stock Purchase Agreement”), (b) shares of our common stock issuable to the selling security holder upon the exercise of a warrant to purchase shares of common stock granted to the selling security holder pursuant to the Stock Purchase Agreement, and (c) shares of our common stock previously issued and additional shares issuable in the future to the selling security holder after the date hereof in connection with certain quarterly payment obligations pursuant to the Stock Purchase Agreement.

We will not receive any of the proceeds from the sale of the shares by the selling security holder.  We have paid, and will continue to pay, the costs relating to the registration of these shares.

Our common stock is quoted in the Over-the-Counter Bulletin Board under the symbol “ANTS.”  On December 2, 2010, the last reported closing price of our common stock was $0.39 per share. You are urged to obtain current market quotations for the common stock.

You should read the prospectus carefully before you invest. Please refer to “Risk Factors” on page 10 of the prospectus for a discussion of the material risks involved in investing in the shares.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is December 3, 2010.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________________

FORM 8-K

CURRENT REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported):  November 24, 2010 (November 19, 2010)

ANTS SOFTWARE INC.
(Exact name of Registrant as specified in its charter)

Delaware	000-16299	13-3054685
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

71 Stevenson St., Suite 400, San Francisco, CA	94105
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (650) 931-0500

N/A
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

 Item 5.07 Submission of Matters to a Vote of Security Holders.

On November 19, 2010, at 1:00 p.m. pacific time ANTs software inc. (the “Company”) held its annual general stockholders meeting.  At the meeting Joe Kozak and Craig Campbell were elected as class 1 directors to serve until the annual meeting following the close of the 2012 fiscal year and until their successors are elected and qualified; the selection of WeiserMazers, LLP as the Company’s independent accountants for the year ending December 31, 2010 was ratified; the amendment of the Company’s Amended and Restated Certificate of Incorporation to increase the number of authorized shares of Common Stock to 300,000,000 was approved; the reservation of an additional 10,000,000 shares of the Company’s Common Stock for issuance under the Company’s 2010 Stock Plan was approved; and the Company’s recent reorganization of its Board of Directors to include seven directors, consisting of two Class 1 directors, two Class 2 directors, and three Class 3 directors, and the reclassification of director Craig Campbell as a Class 1 director was ratified.

The final votes were as follows:

1.          There were 143,797,867 shares of Common Stock and Common Stock equivalents entitled to vote at the meeting.  A total of 100,476,536 shares of Common Stock and Common Stock equivalents (69.87%) were represented at the meeting.

2.          On Proposal No. 1 to elect two Class 1 Directors, 64,841,890 shares of the Company’s voting securities voted on the matter.  With respect to the election of Joseph Kozak, 64,507,436 shares were voted for, and 334,454 shares were withheld.  With respect to the election of Craig Campbell, 63,798,546 shares were voted for, and 1,043,344 shares were withheld.

3.          On Proposal No. 2 to ratify the appointment of WeiserMazars, LLP, as the independent registered accounting firm for the Company for the calendar year ending December 31, 2010, 100,476,536 shares of the Company’s voting securities voted on the matter, of which 99,341,930 shares were voted for the proposal, 1,092,846 shares were voted against the proposal and 41,760 shares abstained.

4.          On Proposal No. 3 to approve the amendment of the Company’s Amended and Restated Certificate of Incorporation to increase of the number of authorized shares of Common Stock to 300,000,000, 100,476,536 shares of the Company’s voting securities voted on the matter, of which 88,717,477 shares were voted for the proposal, 11,309,814 shares were voted against the proposal and 449,245 shares abstained.

5.          On Proposal No. 4 to approve the reservation of an additional 10,000,000 shares of the Company’s Common Stock for issuance under the Company’s 2010 Stock Plan, 64,841,890 shares of the Company’s voting securities voted on the matter, of which 59,552,616 shares were voted for the proposal, 4,897,779 shares were voted against the proposal and 391,495 shares abstained.

6.          On Proposal No. 5 to ratify the Company’s recent reorganization of its Board of Directors to include seven directors, consisting of two Class 1 directors, two Class 2 directors, and three Class 3 directors, and the reclassification of director Craig Campbell as a Class 1 director, 100,476,536 shares of the Company’s voting securities voted on the matter, of which 97,679,695 shares were voted for the proposal, 2,558,509 shares were voted against the proposal and 238,332 shares abstained.

Item 7.01 Regulation FD Disclosure.

Also at the meeting, the Company disclosed the following information:

This presentation is neither an offer to sell, nor solicitation of offers to purchase, securities. This presentation contains forward-looking statements within the meaning of the federal securities laws, including statements concerning financial projections, financing activities, product development activities and sales and licensing activities. Such forward-looking statements are not guarantees of future results or performance, are sometimes identified by words of condition such as “should,” “could,” “expects,” “may,” or “intends,” and are subject to a number of risks and uncertainties, known and unknown, that could cause actual results to differ materially from those intended or anticipated. Such risks include, without limitation: potential delays in planned sales of ACS, problems securing the necessary financing to continue operations should revenues not be sufficient to offset expenses, problems encountered in commercializing the ANTs technology, potential of undetected infringing technology or non-infringing competitive technologies, difficulties experienced in product development, roadblocks experienced in sales and marketing activities, longer than expected sales processes, difficulties in recruiting knowledgeable and experienced personnel, possible problems in migrating applications using the ANTs Compatibility Server (ACS), and potential problems in protecting the Company’s intellectual property. Further information concerning these and other risks is included in the Company’s filings with the Securities and Exchange Commission, including the Company’s most recent Annual Report on Form 10-K for the fiscal year ended December 31, 2009 and the Company’s most recent Quarterly Report on Form 10-Q for the quarter ended September 30, 2010. The Company undertakes no obligation to update or revise such forward-looking statements to reflect events or circumstances occurring after the date of this press release.

•	ANTs has the potential to become cash flow positive with $10-$15 million in SQL Skin license and maintenance revenues if the current cash burn rate remains the same.

•	ANTs intends to apply for listing once our stock price meets the $4.00 requirement for listing on NASDAQ.

•	There is a large shareholder who ANTs believes is selling stock.

•	ANTs expects two or three deals in the fourth quarter, 2010.

•	Due to its agreement with IBM ANTs is not at liberty to announce who its partners are.

•
IBM has been migrating a significant number of SAP customers from Oracle and competing hardware to IBM DB2 and IBM hardware.  The DB2 SQL Skin is an import component of the overall migration strategy that IBM has developed.  The SQL Skin is critical for migration in financial markets.

•
DB2 and DB2 SQL Skin for Linux, Unix and Windows are stand alone products.  ANTs receives royalties for licenses sold and software maintenance.  ANTs is also engaged on implementation and migration services but global support is primarily provided by IBM.

•
The 100,000 million share authorization we sought and that was approved is for potential future financings, acquisitions and some employee incentive stock options.  ANTs expects that to be more than enough for us for the next few years to come.

Pursuant to General Instruction B.2 of Form 8-K, the information included in this Current Report on Form 8-K under the section entitled “Item 7.01 Regulation FD Disclosure” is “furnished” and not “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liability provisions of that section, nor shall such information be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.  References to the Company’s website do not incorporate by reference the information on such website into this Current Report on Form 8-K and the Company disclaims any such incorporation by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ANTs software inc.

Date: November 24, 2010	By: /s/ David A. Buckel
David A. Buckel, Chief Financial Officer